SunAmerica Asset Management, LLC 2919 Allen Parkway Houston, TX 77019-2118 713.831.5165 713.831.5931 Fax nori.gabert@valic.com Nori L. Gabert Deputy General Counsel

VIA EDGAR

April 10, 2015

Ms. Sally Samuel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Anchor Series Trust (the “Registrant” or the “Trust”)

Response to Staff Comments on Post-Effective Amendment No. 64 to Registration

Statement on Form N-1A (the “Amendment”) relating to Growth Portfolio (the “Portfolio”),

a series of the Registrant

File Numbers 2-86188 and 811-03836

CIK Number 0000726735

Dear Ms. Samuel:

The Registrant filed the Amendment pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “Securities Act”) on February 13, 2015. This letter responds to the comments you provided to the undersigned regarding the Amendment via telephone conference on March 27, 2015.

For your convenience, the substance of your comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment. The Registrant’s responses to the comments are reflected in Post-Effective Amendment No. 65 to the Registration Statement under the Securities Act and the Investment Company Act of 1940 (the “1940 Act), which is being filed on April 13, 2015 pursuant to Rule 485(b) under the Securities Act.

Comment No. 1: The Item 5 disclosure in the Prospectus should include the month in which the portfolio manager commenced working for the Portfolio (as opposed to providing only the year).

Response: The Registrant respectfully submits that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. Item 5(b) of Form N-1A requires the Portfolio to “[s]tate the name, title, and length of service” of the portfolio managers of the Portfolio. Consistent with this requirement, the “Portfolio Managers” section of the Prospectus provides the name, title, and year that the portfolio manager began managing the Portfolio. Therefore, the Registrant respectfully declines to make the requested change.

Comment No. 2: In the section of the Prospectus that describes “Additional Information about the Portfolio’s Investment Strategies and Investment Risks,” Item 9 of Form N-1A requires a more fulsome discussion of the principal strategies and principal risks that affect the Portfolio. The disclosures in this section should not be identical to and must be more detailed than the disclosure in the Summary section provided in response to Item 4.

April 10, 2015

Response: The requested changes have been made.

Comment No. 3: In the Prospectus please disclose that with respect to illiquid securities, if illiquid securities were to exceed 15% of net assets, the adviser or subadviser would take steps necessary to bring the level of illiquid securities down to 15% or less.

Response: The Registrant respectfully acknowledges your comment. However, we believe that the current disclosure is consistent with applicable Commission guidance and current market practice, and respectfully decline to add additional disclosure. Commission guidance permits the Portfolio to invest in illiquid securities if such purchases at the time thereof would not cause more than 15% of the value of the Portfolio’s net assets to be invested in all such illiquid or not readily marketable securities. Consistent with this guidance, the Registrant discloses in the “Investment Strategies” section of the Portfolio’s Prospectus under “Additional Information About the Portfolio’s Investment Strategies and Investment Risks” that the Portfolio may invest up to 10% of its net assets in illiquid securities. This 10% limitation on investments in illiquid securities is also disclosed in the Portfolio’s SAI. In addition, the Registrant respectfully submits that it monitors the portion of the Portfolio’s total assets that are invested in illiquid securities on an ongoing basis, not only at the time of investment in such securities.

Comment No. 4: In the disclosure concerning Valuation of Shares under “Transaction Policies,” the following disclosure is confusing: “The NAV for the Portfolio also may be calculated on any other day in which there is sufficient liquidity in the securities held by the Portfolio.” Under what circumstances would the Trust calculate its NAV on a day other than on a business day at the close of the NYSE?

Response: The Registrant respectfully submits that the Trust could potentially calculate its NAV on a day other than a business day at the close of the NYSE if the NYSE has closed on a day that would normally be an NYSE business day, but the Trust remains open for business.

Comment No. 5: In the disclosure concerning Execution of Requests under “Transaction Policies,” the following disclosure is confusing: “During periods of extreme volatility or market crisis, the Portfolio may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to seven business days or longer, as allowed by federal securities laws.” Is this paragraph designed to track Section 22(e)? If so, revise the language to clarify this point.

Response: The Registrant confirms that the paragraph is designed to track Section 22(e) of the 1940 Act and has revised the language as requested.

Comment No. 6: With respect to the Fee Table, if no waiver is being implemented, there should be no line item for a waiver. With respect to the Expense Example, if the fee waiver is shown in the first year or in subsequent years, this must be disclosed in the related paragraph.

Response: The Registrant respectfully notes that the Portfolio does not have a fee waiver, and therefore no fee waiver is shown in the Fee Table or discussed in the language preceding the Expense Example table.

Comment No. 7: In the Portfolio Summary, under “Principal Investment Strategies of the Portfolio,” the description of the strategy should be written in “plain English.” Please expand the disclosure concerning the “underlying components” of the strategy to more fully articulate the strategy.

Response: The Registrant has revised the disclosure as follows in response to your comment:

“The subadviser allocates the management of the Portfolio to individual portfolio managers or teams who make independent investment decisions based on their own investment strategies. Each portfolio manager or team uses bottom-up investment analysis and is focused on capital appreciation and manages their portion of the Portfolio according to their own distinct investment processes. Together the strategies provide an

April 10, 2015

opportunistic, flexible and diversified profile representing a wide range of investment philosophies, companies, industries and market capitalizations. The subadviser allocates the assets of the Portfolio to the various managers or teams based on a variety of factors, including a qualitative understanding of each underlying portfolio manager and their process.”

Comment No. 8: Under “Additional Information About the Portfolio’s Investment Strategies and Investment Risks” in the section “Investment Strategies,” the following disclosure is confusing: “Unless otherwise stated, all percentage limitations noted in the descriptions below are based on the Portfolio’s total assets.” Is this measurement taken as of a certain date?

Response: In response to your comment, the Registrant has revised the disclosure as follows: “Percentage limitations may be calculated based on the Portfolio’s total or net assets. ‘Total assets’ means net assets plus liabilities (e.g., borrowings). If not specified as net assets, the percentage is calculated based on total assets.” The Registrant notes supplementally that derivatives are valued in accordance with the Portfolio’s valuation policies for purposes of calculating the Portfolio’s assets and that limitations based on total or net assets are calculated as required by the Registrant’s compliance policies and procedures.

Comment No. 9: Provide Tandy representations.

Response: In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)

Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Post-Effective Amendment No. 64 will become effective automatically on May 1, 2015, pursuant to Rule 485(a)(1) under the Securities Act. Please do not hesitate to contact me at (713) 831-5165 if you have comments or if you require additional information regarding the Amendment.

Respectfully submitted,

/s/ Nori L. Gabert Nori L. Gabert

cc:	Louis Ducote, Esq.